           SECURITIES AND EXCHANGE COMMISSION
                 Washington, D.C.  20549

                      SCHEDULE 13D

        Under the Securities Exchange Act of 1934
                   (Amendment No. 22)

                  MICHAELS STORES, INC.
- -----------------------------------------------------------
                    (Name of Issuer)

         Common Stock, par value $0.10 per share
- -----------------------------------------------------------
             (Title of Class of Securities)

                       594087-10-8
- -----------------------------------------------------------
                     (CUSIP Number)

                    Michael C. French
               901 Main Street, Suite 6000
                  Dallas, Texas  75202
                     (214) 953-6000
- -----------------------------------------------------------
      (Name, Address and Telephone Number of Person
    Authorized to Receive Notices and Communications)

                      June 20, 1994
- -----------------------------------------------------------
          (Date of Event which Requires Filing
                   of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /.
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                            Page 1 of 10 Pages


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CUSIP NO. 594087-10-8                13D                 Page 2 of 10 Pages

- -------------------------------------------------------------------------------
 1 NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   Sam Wyly   ###-##-####
- -------------------------------------------------------------------------------
 2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)  /X/
                                                         (b)  / /
- -------------------------------------------------------------------------------
 3 SEC USE ONLY
- -------------------------------------------------------------------------------
 4 SOURCE OF FUNDS*
   N/A
- -------------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(a)                                                       / /
- -------------------------------------------------------------------------------
 6 CITIZENSHIP OR PLACE OF ORGANIZATION
   United States
- -------------------------------------------------------------------------------
   NUMBER OF                  7  SOLE VOTING POWER
    SHARES                       1,310,962
 BENEFICIALLY                --------------------------------------------------
   OWNED BY                   8  SHARED VOTING POWER
     EACH                        690,925
   REPORTING                 --------------------------------------------------
    PERSON                    9  SOLE DISPOSITIVE POWER
     WITH                        1,760,962
                             --------------------------------------------------
                             10  SHARED DISPOSITIVE POWER
                                 690,925
- -------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   2,451,887
- -------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   / /
- -------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   13.7%
- -------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*
   IN
- -------------------------------------------------------------------------------
                         *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 594087-10-8                13D                 Page 3 of 10 Pages

- -------------------------------------------------------------------------------
 1 NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   Charles J. Wyly, Jr.  ###-##-####
- -------------------------------------------------------------------------------
 2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  /X/
                                                          (b)  / /
- -------------------------------------------------------------------------------
 3 SEC USE ONLY
- -------------------------------------------------------------------------------
 4 SOURCE OF FUNDS*
   N/A
- -------------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(a)                                                       / /
- -------------------------------------------------------------------------------
 6 CITIZENSHIP OR PLACE OF ORGANIZATION
   United States
- -------------------------------------------------------------------------------
   NUMBER OF                  7  SOLE VOTING POWER
    SHARES                       1,621,550
 BENEFICIALLY                --------------------------------------------------
   OWNED BY                   8  SHARED VOTING POWER
     EACH                        200,000
   REPORTING                 --------------------------------------------------
    PERSON                    9  SOLE DISPOSITIVE POWER
     WITH                        1,846,550
                             --------------------------------------------------
                             10  SHARED DISPOSITIVE POWER
                                 200,000
- -------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   2,046,550
- -------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   / /
- -------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   11.6%
- -------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*
   IN
- -------------------------------------------------------------------------------
                         *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 594087-10-8                13D                 Page 4 of 10 Pages

- -------------------------------------------------------------------------------
 1 NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   Maverick Entrepreneurs Fund, Ltd. (f/k/a First Dallas Limited)  75-231-9145
- -------------------------------------------------------------------------------
 2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  /X/
                                                          (b)  / /
- -------------------------------------------------------------------------------
 3 SEC USE ONLY
- -------------------------------------------------------------------------------
 4 SOURCE OF FUNDS*
   WC
- -------------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(a)                                                       / /
- -------------------------------------------------------------------------------
 6 CITIZENSHIP OR PLACE OF ORGANIZATION
   Texas
- -------------------------------------------------------------------------------
   NUMBER OF                  7  SOLE VOTING POWER
    SHARES                       200,000
 BENEFICIALLY                --------------------------------------------------
   OWNED BY                   8 SHARED VOTING POWER
     EACH                       0
   REPORTING                 --------------------------------------------------
    PERSON                    9 SOLE DISPOSITIVE POWER
     WITH                       200,000
                             --------------------------------------------------
                             10 SHARED DISPOSITIVE POWER
                                0
- -------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   200,000
- -------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   / /
- -------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   1.2%
- -------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*
   PN
- -------------------------------------------------------------------------------
                         *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 594087-10-8                13D                 Page 5 of 10 Pages

- -------------------------------------------------------------------------------
 1 NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   The Wyly Group
- -------------------------------------------------------------------------------
 2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  /X/
                                                          (b)  / /
- -------------------------------------------------------------------------------
 3 SEC USE ONLY
- -------------------------------------------------------------------------------
 4 SOURCE OF FUNDS*
   N/A
- -------------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(a)                                                       / /
- -------------------------------------------------------------------------------
 6 CITIZENSHIP OR PLACE OF ORGANIZATION
   Texas
- -------------------------------------------------------------------------------
   NUMBER OF                  7  SOLE VOTING POWER
    SHARES                       3,132,512
 BENEFICIALLY                --------------------------------------------------
   OWNED BY                   8 SHARED VOTING POWER
     EACH                       490,925
   REPORTING                 --------------------------------------------------
    PERSON                    9 SOLE DISPOSITIVE POWER
     WITH                       3,807,512
                             --------------------------------------------------
                             10 SHARED DISPOSITIVE POWER
                                490,925
- -------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   4,298,437
- -------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   / /
- -------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   23.7%
- -------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*
   IN, PN
- -------------------------------------------------------------------------------
                         *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 594087-10-8                13D                 Page 6 of 10 Pages

ITEM 1.     SECURITY AND ISSUER.  Not amended.

ITEM 2.     IDENTITY AND BACKGROUND.  Not amended.

ITEM 3. SOURCE AND AMOUNT OF FUNDS. Item 3 is hereby amended and restated in its entirety to read as follows:

      The options described in Item 5 as held by Sam Wyly and Charles J. Wyly, Jr. were previously granted to Sam Wyly and Charles J. Wyly, Jr., respectively, under the Michaels Stores, Inc. 1992 Non-Statutory Stock Option Plan (the
"1992 Plan"). The options described in Item 5 as held by Tallulah, Ltd., a Texas limited partnership for which Sam Wyly is general partner ("Tallulah"), were previously granted to Sam Wyly under the Company's 1992 Plan and were subsequently transferred by Sam Wyly to Tallulah.

ITEM 4.     PURPOSE OF TRANSACTION.  Not amended.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER. Item 5 is hereby amended and restated in its entirety to read as follows:

      On August 1, 1994, an option granted to Sam Wyly on April 18, 1994, will become exercisable with respect to 50,000 shares of Common Stock. As a result, Sam Wyly is deemed to become the beneficial owner of 50,000 additional shares of Common Stock on June 2, 1994. On August 19, 1994, an option granted to Sam Wyly on April 23, 1993, will become exercisable with respect to 33,334 shares of Common Stock. Also on August 19, 1994, an option granted to Sam Wyly on August 19, 1992, and currently held by Tallulah, will become exercisable with respect to 150,000 shares of Common Stock. As a result, Sam Wyly is deemed to become the beneficial owner of 183,334 additional shares of Common Stock on June 20, 1994.

      On August 1, 1994, an option granted to Charles J. Wyly, Jr. on
April 18, 1994, will become exercisable with respect to 25,000 shares of Common Stock. As a result, Charles J. Wyly, Jr. is deemed to become the beneficial owner of 25,000 additional shares of Common Stock on June 2, 1994. On August 19, 1994, an option granted to Charles J. Wyly, Jr. on April 23, 1993, will become exercisable with respect to 16,667 shares of Common Stock. Also on August 19, 1994, an option granted to Charles J. Wyly, Jr. on
August 19, 1992, will become exercisable with respect to 75,000 shares of Common Stock. As a result, Charles J. Wyly, Jr. is deemed to become the beneficial owner of 91,667 additional shares of Common Stock on June 20, 1994.

CUSIP NO. 594087-10-8                13D                 Page 7 of 10 Pages


      Mr. Sam Wyly beneficially owns 2,451,887 shares, or 13.7%, of the outstanding Common Stock. Sam Wyly beneficially owns 150,000 of such shares by virtue of his ownership of options; beneficially owns 1,174,536 of such shares as general partner of Tallulah (through direct ownership by Tallulah of 874,536 shares and beneficial ownership by Tallulah of an additional 300,000 shares as a result of Tallulah's ownership of options); beneficially owns 200,000 of such shares as general partner of Maverick Entrepreneurs Fund, Ltd.; beneficially owns 7,918 of such shares as the guardian of a minor child; beneficially owns 15,836 of such shares by virtue of his holding a power of attorney to vote the shares of two adult children; beneficially owns 490,925 of such shares as trustee and as a member of the Investment Committee for Michaels Stores, Inc. Employees 401(k) Plan and Trust (based on a 401(k) Plan statement dated May 27, 1994) and beneficially owns an aggregate of 412,672 of such shares as trustee of the trusts listed below:


                                                  NUMBER OF
                                                   SHARES
                                                BENEFICIALLY
            NAME OF TRUST                           OWNED
- -----------------------------------------       ------------

1.   The Christiana Parker Wyly Trust              82,393
2.   The Andrew David Sparrow Wyly Trust           82,393
3.   The Laurie L. Wyly Revocable Trust           123,943
4.   The Lisa Wyly Revocable Trust                123,943

      Sam Wyly possesses sole voting power with respect to 1,310,962 shares of Common Stock, sole dispositive power with respect to 1,760,962 shares of Common Stock and shared voting and dispositive power with respect to 690,925 shares of Common Stock.

      Charles J. Wyly, Jr. beneficially owns 2,046,550 shares, or 11.6%, of the outstanding Common Stock. Charles J. Wyly, Jr. owns 225,000 of such shares by virtue of his ownership of options; beneficially owns 755,000 of such shares as general partner of Brush Creek; beneficially owns 374 of such shares by virtue of his holding a power of attorney to vote the shares of four adult children; beneficially owns 200,000 of such shares as general partner of Maverick Entrepreneurs Fund, Ltd. and beneficially owns an aggregate of 866,176 of such shares as trustee of the trusts listed below:

                                                  NUMBER OF
                                                   SHARES
                                                BENEFICIALLY
            NAME OF TRUST                           OWNED
- -----------------------------------------       ------------
1.   The Charles Joseph Wyly III Trust             190,913
2.   The Martha Caroline Wyly Trust                170,000

CUSIP NO. 594087-10-8                13D                 Page 8 of 10 Pages

                                                  NUMBER OF
                                                   SHARES
                                                BENEFICIALLY
            NAME OF TRUST                           OWNED
- -----------------------------------------       ------------
3.   The Emily Ann Wyly Trust                      190,813
4.   The Jennifer Lynn Wyly Trust                  190,507
5.   The Sam Wyly and Rosemary Wyly                123,943
     Children's Trust No. 1 of 1965
     for the benefit of Kelly Wyly


      Charles J. Wyly, Jr. possesses sole voting power with respect to 1,621,550 shares of Common Stock, sole dispositive power with respect to 1,846,550 shares of Common Stock and shared voting and dispositive power with respect to 200,000 shares of Common Stock.

      Maverick Entrepreneurs Fund, Ltd. beneficially owns 200,000 shares, or 1.2%, of the outstanding Common Stock. Maverick Entrepreneurs Fund, Ltd. owns all of such shares directly.

      The Reporting Persons as a group beneficially own 4,298,437 shares, or 23.7%, of the outstanding Common Stock. The Reporting Persons as a group possess sole voting power with respect to 3,132,512 shares of Common Stock, sole dispositive power with respect to 3,807,512 shares of Common Stock and shared voting and dispositive power with respect to 490,925 shares of Common Stock.

      Except as set forth in this Item 5, no transactions in the Common Stock were effected by the Reporting Persons during the past 60 days or since the most recent filing on Schedule 13D, whichever is less.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER. Not amended.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

      Exhibit 1  -  Agreement pursuant to Rule 13d-1(f)(1)(iii).

CUSIP NO. 594087-10-8                13D                 Page 9 of 10 Pages

                                SIGNATURES


      After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Date:     June 20, 1994                /s/ Sam Wyly
      ----------------------           -----------------------------------
                                       Sam Wyly



                                       /s/ Charles J. Wyly, Jr.
                                       -----------------------------------
                                       Charles J. Wyly, Jr.


                                       MAVERICK ENTREPRENEURS FUND, LTD.
                                       (formerly First Dallas Limited)


                                       By: /s/ Sam Wyly
                                           -------------------------------
                                               Sam Wyly,
                                               General Partner



                                       By: /s/ Charles J. Wyly, Jr.
                                           -------------------------------
                                                Charles J. Wyly, Jr.,
                                                General Partner

CUSIP NO. 594087-10-8                13D                 Page 10 of 10 Pages



                                  EXHIBIT 1

       Pursuant to Rule 13d-1(f)(1)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the statement to which this Exhibit is attached is filed on behalf of each of them.


Date:    June 20, 1994                 /s/ Sam Wyly
      ---------------------            -----------------------------------
                                       Sam Wyly



                                       /s/ Charles J. Wyly, Jr.
                                       -----------------------------------
                                       Charles J. Wyly, Jr.


                                       MAVERICK ENTREPRENEURS FUND, LTD.
                                       (formerly First Dallas Limited)



                                       By: /s/ Sam Wyly
                                           -------------------------------
                                           Sam Wyly,
                                           General Partner



                                       By: /s/ Charles J. Wyly, Jr.
                                           ---------------------------
                                           Charles J. Wyly, Jr.,
                                           General Partner

341166.02/D